WISDOMTREE RULES-BASED METHODOLOGY

WisdomTree Japan Interest Rate Strategy Index

Updated December 2013

WISDOMTREE RULES-BASED METHODOLOGY

Methodology Guide for Japan Interest Rate Strategy Index

1.	Index Overview and Description

WisdomTree Investments (WTI) has created the WisdomTree Japan Interest Rate Strategy Index. The Index is designed to provide exposure to the relative performance of Treasury Bills in relation to Japanese Government Bonds (“JGBs”) as well as the change in the value of the Yen relative to the Dollar.

The Index will consist of three components:

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The Long portfolio will consist of Treasury Bills with a maturity of less than three months, but greater than one month. Allocations within the long portfolio will be weighted by market capitalization and rebalanced on a monthly basis.

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The Short portfolio will be comprised of short positions in eligible Japanese Government Bonds maturing in five to ten (5-10) years. The positions will be market capitalization weighted and rebalanced monthly to incorporate newly issued securities.

•	A currency adjustment (long U.S. dollar, short Japanese yen) will be reset monthly and reassessed annually in order to balance its contribution to the volatility of the overall index.

Given the low historical volatility of the long positions in Treasury Bills, changes in the monthly returns are expected to be driven by the movement in Japanese bond positions and the currency adjustment. The index is constructed to benefit from a decline in the performance of five to ten year Japanese bonds and a fall in the value of the yen relative to the dollar. The magnitude of the currency adjustment relative to the overall portfolio is set annually to balance its contribution to overall portfolio volatility. The Index’s initial currency adjustment will be approximately 30% of the short position in Japanese bonds and long positions of Treasury Bills.

The index is calculated to capture price appreciation and total return, which assumes coupons are reinvested into the Index. The WisdomTree Japan Interest Rate Strategy Index uses primary market prices and is calculated in U.S. dollars.

Key Features

1.1.	Membership Criteria

The Index consists of two sub-portfolios; a long portfolio comprised of U.S. Treasury Bills and a short portfolio comprised of Japanese Government Bonds which correspond with one another to match notional values.

To be eligible for inclusion in the long portfolio, underlying components must be U.S Treasury Bills publicly issued in the U.S. domestic market with a minimum amount outstanding of $1billion and have less than three months, but greater than one month remaining to final maturity.

The short portfolio will be comprised of Japanese Government Bonds maturing in five to ten years (5-10). For the purposes of the index, Japanese Government Bonds include debt securities issued by the Japanese Government as well as debt securities issued by Japanese agencies, and local authorities. Inflation linked debt securities and debt securities guaranteed by the Japanese Government, but issued by other entities are excluded from the index. Qualifying securities must have a fixed coupon schedule, a minimum amount outstanding of JPY 20 billion and be investment grade. The returns for the short portfolio are calculated in local currency terms.

1.2.	Calculation and Dissemination

The following formula is used to calculate the index levels for the Japan Interest Rate Strategy, unhedged in foreign currency:

Si = Number of shares in the index for security i.

Pi = Price of security i

D = Divisor

The month-to-date return for the strategy is calculated as

MTD Return = MTD T – Bill Return + [–1 * MTD JGB Return + MTD funding return]

                             + Currency Adjustment * MTD Currency Return

                                 Index Value = Index Valuem0 * (1 + MTD Return)

When m0 is the last day of month m-1

Further decomposition of the month-to-date return calculation is provided below:

Where Forward Rate = Bloomberg 1-month forward rate in foreign currency per U.S. dollar

Spot Rate = Spot Rate in foreign currency per U.S. dollar. Cumulative funding interest is generated by the Japanese overnight repo rate.

For each month m, there are d= 1, 2, 3, .. D calendar days so md is day d for month m and m0 is the last day of month m-1.

D=Total # days In Month, md= d day of Month m

The Index is calculated whenever the NASDAQ stock market is open for trading. If trading is suspended, but the exchange of a component security is still open, the last traded price for that security will be used for all subsequent Index computations until trading resumes. If trading is suspended before the opening, the securities adjusted closing price from the previous day will be used to calculate the Index. Until a particular security opens, its adjusted closing price from the previous day is used in the Index computation. Index values are calculated on both a price and total-return basis, in U.S. dollars. The price Indexes are calculated and disseminated on an intra-day basis. The total return Indexes are calculated and disseminated on an end-of-day basis. Price index values are calculated and disseminated every 15 seconds to the Chicago Mercantile Exchange (CME) so that such Index Values can print to the Consolidated Tape. SPSE will act as the Indexes primary pricing source.

1.3.	Weighting

The WisdomTree Japan Interest Rate Strategy Index is a modified capitalization-weighted index that employs a transparent weighting formula to measure the effects of movements in longer duration Japanese interest rates relative to ultra-short duration U.S. Treasury Securities. Both the long and short portfolio’s constituents are capitalization-weighted based on their current amount outstanding.

2.4	Currency Adjustment

The currency adjustment is implemented by WisdomTree Investments Inc. (the “Index Provider”) at the end of the Indexes’ calendar year, commencing after the first full year of inception. The specified currency adjustment target amount is derived from the trailing volatility of the JPY/USD cross rate compared to the Short Portfolio of the index. The currency adjustment is designed to balance volatility, whereas the Short Portfolio and the currency adjustment will seek to contribute similar amounts of expected volatility to the total index return. The Index Provider will provide the annual currency adjustment amount a minimum of five days prior to the implementation date.

2.	Index Maintenance

2.1.	Rebalancing

Both the long and short portfolios within the WisdomTree Japan Interest Rate Strategy Index are rebalanced on a monthly basis, on the last trading day of the month. The finalized collective index component securities will be determined five days prior to the monthly rebalance. Par amounts of Index Securities are adjusted on the Rebalancing Date to reflect any changes that have occurred since the previous Rebalancing Date, such as partial calls, tenders, or repurchases.

Cash flows from bond payments that are received during the month are retained in the index until the end of the month and then are removed as part of the rebalancing. Cash does not earn any reinvestment income while it is held in the Index.

2.2.	Additions

Securities that meet the qualifying criteria are added to the Index on the monthly Rebalancing Date, unless the index calculation agent lacks the public and/or necessary access to price information.

2.3.	Deletions

Securities that no longer meet the criteria during the course of the month remain in the Index until the next month-end rebalancing at which point they are removed from the index.